CONTRACT FOR THE TRANSFER OF RIGHTS EXECUTED, AS ONE PARTY, BY MR. MARTIN SOTO MORAN, IN HIS OWN RIGHT, AND AS THE OTHER PARTY BY MINERA GAVILAN, S.A. DE C.V., REPRESENTED IN THIS LEGAL ACTION BY LIC. MAURICIO HEIRAS GARIBAY, ACCORDING TO THE FOLLOWING:

D E C L A R A T I O N S:

The parties declare that, for the purposes of this Contract, the abbreviations used shall be understood to mean:

TRANSFEREE:

Minera Givilan, S.A. de C.V., as well as their assignees and transferees, and any other person, company or legal entity, national or foreign, that the company designates to exercise any of the rights whatsoever derived from this Contract, that is legally capable of doing so.

TRANSFEROR:

Mr. Martin Soto Moran, as well as his heirs, assignees, transferees and any other person, company or legal entity, national or foreign, that he designates to exercise any of the rights whatsoever derived from this Contract, that is legally capable of doing so.

BENEFICIARY:

Minera Fumarola, S.A. de C.V.

LOTS:

The mining concessions with respect to the mining lots described in Point 2 of the Declarations of the TRANSFEROR in this document, and those that are derived from them.

RIGHTS:

Rights derived from the titles to the mining concessions with respect to the LOTS.

LAW:

Mining Law.

REGULATIONS:

Regulations of the Mining Law.

MINISTRY:

Ministry of the Economy.

REGISTRY:

Public Mining Registry.

NSR:

Net Smelter Return.

NEW VEIN:

Mineralized structure discovered by the TRANSFEROR within the perimeter covered by the mining concessions with respect to the mining lots named Tepic 7 Title 228596, Tepic 3 Fracción I Title 220036 and Tepic 4 Title 219437, the titleholder of which is the TRANSFEREE, marked as “NEW

VEIN” on the plan that is attached to this document as Attachment 1, forming an integral part of this document.

I.

Under oath to tell the truth, the TRANSFEROR declares that:

1.

Mr. Martin Soto Moran is an individual with Mexican nationality, of legal age, married under the regimen of joint ownership of property by husband and wife to Mrs. Luz Patricia Quintero Hernandez, who appears at the signing of this document, granting her consent to the same, with Federal Taxpayer’s Registration No. SOMM6101233G6, and legally able to explore, exploit, enter into contracts and be the titleholder of mining concessions, according to what is established in the LAW and the REGULATIONS and, therefore able to execute this Contract for the Transfer of Rights.

2.

He is the titleholder of the RIGHTS, identified as follows:

Name of the Concession:

Yago Sur

Title No.:

234681

File No.:

059/07538

Municipality and State:

Santiago Ixcuintla, Nayarit

Surface Area:

5,858-3892 Hectares

Effective from:

July 29, 2009

Expiration date:

July 28, 2059

Name of the Concession:

Yago Fracción I

Title No.:

234677

Municipality and State:

Ruiz and Santiago Ixcuintla, Nayarit

Surface Area:

11,142-8165 Hectares

Effective from:

July 29, 2009

Expiration date:

July 28, 2059

Name of the Concession:

Yago Fracción 2

Title No.:

234678

Municipality and State:

Ruiz and Santiago Ixcuintla, Nayarit

Surface Area:

842-9327 Hectares

Effective from:

July 29, 2009

Expiration date:

July 28, 2059

Name of the Concession:

Yago Fracción 3

Title No.:

234679

Municipality and State:

Ruiz and Santiago Ixcuintla, Nayarit

Surface Area:

116-5347 Hectares

Effective from:

July 29, 2009

Expiration date:

July 28, 2059

The titles to these mining concessions shall be delivered in a timely manner, adding a copy of the same in this legal action as Attachment 2. They form an integral part of this document and are understood to be entirely reproduced herein.

3.

As far as he knows, the mining works or boundary markers that indicate the location of the points of departure of the LOTS are found to be in a good state of conservation and were constructed according to the terms of the LAW and the REGULATIONS.

4.

The rights and legal capacity of the TRANSFEROR, with respect to the LOTS, have not been limited or revoked and they have not incurred any reason for nullification, suspension, disqualification or ineligibility of rights and that, in addition, he does not know of any third parties at all that oppose the signing of this document in any way.

5.

The RIGHTS are free from all encumbrances, affectations, charges or limitations of control of any type whatsoever, and no contract has been or shall be entered into or legal action has been or shall be executed with respect to the LOTS, which encumber, affect or limit the rights in any way whatsoever.

6.

From now and according to what is agreed on in the SECOND Clause of this Contract, the TRANSFEROR makes the transfer and designates the company, Minera Fumarola, S.A. de C.V. as the sole BENEFICIARY of the payments that are to be received by the TRANSFEROR with respect to the NSR referred to below. Due to the above, the BENEFICIARY shall issue the corresponding invoices for each payment that is received for the concept of said royalties.

The BENEFICIARY is appearing in this legal action through the legal representative, Mr. Tawn Albinson. He grants their agreements to this document and declares under oath to tell the truth that the company that he is representing is a Mexican company that is legally able to receive the royalties from the NSR that is referred to in this document.

The BENEFICIARY promises to issue the corresponding invoices for the amounts that are received for the royalties, which shall have to fulfill the fiscal requirements.

7.

The TRANSFEROR wishes to transfer the ownership of the RIGHTS to the TRANSFEREE without any reservations or limitations whatsoever, free from any encumbrances, under the terms and conditions of this document.

II.

The representative of the BENEFICIARY declares under oath to tell the truth that:

1.

The company that he is representing is a mining company, Mexican, constituted according to the Laws of the United Mexican States according to Public Document No. 15,302 dated the 9th of October of 2007, drawn up before the authority of Lic. Jesus Rodriguez Espinosa, Notary Public No. 220 of Mexico City, Federal District, duly registered in the Public

Registry of Commerce under Mercantile Folio No. 372104 and under No. 341, Page No. 171 front, of Volume XXXIX of the Book of Mining Companies of the REGISTRY on the 31st of January of 2008, with Federal Taxpayer’s Registration No. MFU071010MF2. The company is legally able to explore, exploit and transfer mining concessions according to what is established in the LAW and the REGULATIONS and therefore, it has the capacity to execute this Contract for the Transfer of Rights.

III.

Under oath to tell the truth the representative of the TRANSFEREE declares that:

1.

The company that he is representing is a mining company, Mexican, constituted according to the Laws of the United Mexican States according to Public Document No. 3,635 dated the 17th of September of 1996, drawn up before the authority of Lic. Jose Luis Villavicencio Castañeda, Notary Public No. 218 of Mexico City, Federal District, duly registered under No. 127, Page No. 153 front to 154 front of Volume XXXIII of the Book of Mining Companies of the REGISTRY on the 30th of May of 1997, with Federal Taxpayer’s Registration No. MGA-960917-S58. The company is legally able to explore, exploit and transfer mining concessions according to what is established in the LAW and the REGULATIONS and therefore, it has the capacity to execute this Contract for the Transfer of Rights.

2.

He has sufficient powers to act on behalf of and as the representative of the TRANSFEROR, taking on obligations under the terms of this Contract. To the date of the signing of this document, these powers have not been revoked or amended in any way whatsoever, as verified in Public Document No. 10,079 dated the 18th of September of 2002, granted before Lic. Jose Sergio Miller Mata, Notary Public No. 5 of Hidalgo del Parral, State of Chihuahua.

3.

The TRANSFEREE wishes to acquire the ownership of the RIGHTS without any reservations or limitations whatsoever, free from any encumbrances, under the terms and conditions of this document.

Given the above declarations, the parties agree on the following:

C L A U S E S:

FIRST:

The TRANSFEROR transfers to the TRANSFEREE, and the latter accepts 100% (one hundred percent) of the RIGHTS, without any reservations or limitations whatsoever, free from any encumbrances.

Through said transfer, the TRANSFEREE acquires the ownership of 100% (one hundred percent) of the RIGHTS with all of the rights and obligations that are derived from them.

SECOND:

As payment for the transfer of the RIGHTS referred to in the above Clause, the TRANSFEROR and the TRANSFEREE agree that once the RIGHTS are acquired, the TRANSFEREE shall pay the BENEFICIARY:

1.

The amount of $14,000.00 (fourteen thousand 00/100) Dollars Currency of the United States of America, as the sole and total payment for the transfer of the RIGHTS that are referred to in the above Clause. The TRANSFEREE is submitting said payment at this time and this Clause serves as the most ample receipt corresponding according to the law, in addition;

2.

If and when the TRANSFEREE, their assignees or transferees, or the company or individual that is designated by them, at their sole discretion, carries out exploitation works on the LOTS, they shall pay the BENEFICIARY royalties equivalent to 2% (two percent) on the NSR for the sale of minerals with contents of Gold and/or Silver coming from the LOTS that are exploited by the TRANSFEREE, without including any subsidy whatsoever or any tax refund that the Federal Government could pay to the TRANSFEREE for any reason whatsoever, according to what is stipulated in Attachment 3 that is included with this document and forms and integral part of the same.

From now, the TRANSFEROR and the BENEFICIARY agree that the TRANSFEREE shall be obligated to pay the equivalence of 2% (two percent) on the NSR mentioned above until the maximum amount of $250,000.00 (two hundred and fifty thousand 00/100) Dollars Currency of the United Mexican States is paid. Therefore, the TRANSFEROR and the BENEFICIARY accept that once the payments made to the BENEFICIARY by the TRANSFEREE for this concept have reached this amount, as of that moment the obligation of the TRANSFEREE to continue paying said royalties to the BENEFICIARY shall cease to exist, with said obligation for the TRANSFEREE terminated and cancelled. In the same way, the right of the TRANSFEROR and the BENEFICIARY to receive more payments for said royalties is also terminated and cancelled.

3.

In addition, and in virtue of the discovery of the NEW VEIN made by the TRANSFEROR, if and when the TRANSFEREE, their assignees or transferees, or the company or individual that the company designates, at their sole discretion, carries out exploitation works on the NEW VEIN within the perimeter of the mining concessions with respect to the mining lots called Tepic 7 T. 228596, Tepic 3 Fracción I T. 220036 and Tepic 4 T. 219437, they shall pay the BENEFICIARY royalties equivalent to 2% (two percent) on the NSR for the sale of minerals with contents of Gold and/or Silver coming from the NEW VEIN that is explored by the TRANSFEREE, without including any subsidy whatsoever or any tax refund that the Federal Government could pay to the TRANSFEREE for any reason whatsoever, according to what is stipulated in Attachment 3 that is included with this document and forms and integral part of the same.

From now, the TRANSFEROR and the BENEFICIARY agree that the TRANSFEREE shall be obligated to pay the equivalence of 2% (two percent) on the NSR mentioned above until the maximum amount of $250,000.00 (two hundred and fifty thousand 00/100) Dollars Currency of the United Mexican States is paid. Therefore, the TRANSFEROR and the BENEFICIARY accept that once the payments made to the BENEFICIARY by the TRANSFEREE for this concept have reached this amount, as of that moment the obligation of the TRANSFEREE to continue paying said royalties to the BENEFICIARY shall cease to exist, with said obligation for the TRANSFEREE terminated and cancelled. In the same way, the right of the TRANSFEROR and the BENEFICIARY to receive more payments for said royalties is also terminated and cancelled.

The parties agree that the Value-added Tax shall be added to the payments mentioned above, corresponding to the amounts to be paid, which shall be able to be paid with the equivalence in National Currency at the rate of exchange for paying obligations determined in foreign currency payable in the Republic of Mexico, published by the Bank of Mexico in the Official Gazette of the Federation, corresponding to the working day prior to the date on which the payment is to be made.

In agreement with Point 7 of the Declarations made by the TRANSFEROR in this document, and in virtue of having designated the BENEFICIARY as the beneficiary of the royalties from the NSR, the TRANSFEROR promises to not claim any other additional payment whatsoever than those that are established herein by the TRANSFEREE.

THIRD:

The parties agree that from the date when both parties sign and ratify this document before a Notary Public, all of the rights and obligations that are derived from the mining concessions with respect to the LOTS shall be in favour of the TRANSFEREE and they shall be in charge of them.

FOURTH:

The parties mutually recognize their capacity and authorization to execute this Contract.

FIFTH:

The TRANSFEREE expressly promises to register this Contract in the REGISTRY, for which the TRANSFEROR promises to cooperate with the TRANSFEREE in everything that may be necessary for the above-mentioned registration to be done without any difficulties.

SIXTH:

The TRANSFEROR promises to provide the TRANSFEREE with all of the information that is requested, as well as to sign, verify and fulfill any other requirements whatsoever, for the latter to be able to exercise the rights that are conferred herein. He also promises to provide the Warranty of Title and Right of Possession, and also present and solve any breach whatsoever committed prior to this Contract, for the obligations corresponding to the mining concessions that support the LOTS, which could arise after the signing of this document.

SEVENTH:

All of the communications sent by the parties in agreement with this Contract shall be in writing, sent to the address corresponding to the party, personally or through a telegram, certified mail with a verification of being received or specialized messaging service, and for this purpose, the parties indicate the following addresses:

The TRANSFEROR: Avenida Juarez 302, Col. Jesus Agustín Castro, Peñón Blanco, Durango, C.P. 34761 Telephone No. ___________________. Attention: Mr. Martin Soto Moran

The BENEFICIARY: Calle Sinaloa #106, Desp. 302, Colonia Roma, C.P. 06700 Mexico, D.F., Telephone No. _________________________. Attention: Legal Representative

The TRANSFEREE: Maclovio Herrera 64 Int. M Col. Centro, Hidalgo del Parral, Chihuahua, C.P. 33800, Telephone No. (627) 522 22 93. Attention: Legal Representative

It shall be the obligation of each of the parties to notify the other party, in writing and in an authorized manner, of any change of address or representative.

EIGHTH:

The fees for the ratification of signatures before a Notary Public that is required due to the granting of this Contract for the Transfer of Rights, shall be paid by the TRANSFEREE, but not the other Taxes that are to be paid by the TRANSFEROR and/or the BENEFICIARY who are obligated to issue the corresponding invoices for the amounts that are received, under the terms of the Income Tax Law, which shall have to be presented to the TRANSFEREE no later than the date that corresponds to said payments.

NINTH:

In the supposed case where the REGISTRY considers that it is necessary to have this document and those that are derived from it contained in a Public Document, as of now the TRANSFEROR authorizes the TRANSFEREE to have them drawn up as a Public Document before the Notary Public of their choice and without the TRANSFEROR having to appear.

TENTH:

The parties, notwithstanding the nature of this document, expressly declare that in the agreements that are object of the same there are no damages and, even if there were any, they expressly renounce the right to request the relative nullification that is indicated in the respective articles of the Federal Civil Code that are applicable throughout the Country for Federal Matters and the articles that are related of the Civil Codes of all of the Entities of the United Mexican States.

ELEVENTH:

This Contract for the Transfer of Rights is executed under the terms of Article 78 of the Code of Commerce. It is mercantile in nature and, therefore, for everything that is expressly agreed to herein and for the interpretation and fulfillment of the same, the LAW, the REGULATIONS and the Mercantile Legislation shall be applicable. As a supplement, the Federal Civil Code that is applicable throughout the Country in Federal Matters shall also be applicable for what is not foreseen in the first two legislations. For the resolution of any controversy that arises because of this document, the parties expressly submit to the jurisdiction of the appropriate tribunals of the city of Chihuahua, Chihuahua, renouncing any other jurisdiction whatsoever that could correspond to them because of their current or future places of residence or due to any other reason whatsoever.

TWELFTH:

This Contract for the Transfer of Rights leaves without any effect any other prior contract that may have been executed by the parties in relation to the LOTS, other than what is mentioned herein. As of this date, any agreement, letter of intention, or any other legal document that the parties may have agreed to between themselves, or with third parties, is rescinded, whatever the nation of the document may have been.

This document is prepared in four originals, one for each one of the parties, one for Notary purposes and the remaining one for the REGISTRY. Once it was read, they ratified in all of its terms and signed as verification on the _____ of _____________ of 2009, in the city of Chihuahua, Chihuahua.

The TRANSFEROR

Mr. Martin Soto Moran

Mrs. Luz Patricia Quintero Hernandez

She is signing to grant her consent as the spouse of Mr. Martin Soto Moran.

The TRANSFEREE

Minera Gavilan, S.A. de C.V.

Represented by Lic. Mauricio Heiras Garibay.

The BENEFICIARY

Minera Fumarola, S.A. de C.V.

Represented by __________________________.